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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

LORAL SPACE & COMMUNICATIONS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
543881106
(CUSIP Number)
J. Kevin Ciavarra
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 17, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	543881106	13 D	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543881106	13 D	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543881106	13 D	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Fund GP, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543881106	13 D	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Fund GP, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543881106	13 D	Page	6	of	17

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,157,941

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,157,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,157,941

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	543881106	13 D	Page	7	of	17

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,157,941

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,157,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,157,941

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	543881106	13 D	Page	8	of	17

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,157,941

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,157,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,157,941

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	543881106	13 D	Page	9	of	17
     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 25, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     (a) The names of the persons filing this statement (the “Reporting Persons”) are Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), James Dondero, a citizen of the United States, Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“Multi-Strategy SubFund”), Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“Master Fund”), Highland Multi-Strategy Fund GP, L.P., a Delaware limited partnership (“Multi-Strategy GP”) and Highland Multi-Strategy Fund GP, L.L.C., a Delaware limited liability company (“Multi-Strategy GP LLC”). Information is also given with respect to Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (“Crusader”), Highland Crusader Fund GP, L.P., a Delaware limited partnership (“Crusader Fund GP”), Highland Crusader Fund GP, LLC, a Delaware limited liability company (“Crusader Fund GP LLC”), Highland Credit Strategies Master Fund, L.P., a Bermuda limited partnership (“Credit Strategies”), Highland General Partner LP, a Delaware limited partnership (“General Partner”) and Highland GP Holdings LLC, a Delaware limited liability company (“GP Holdings”). The directors and executive officers of Strand and Multi-Strategy SubFund are named on Appendix I hereto.
     (b) The address of Highland Capital, Strand, Mr. Dondero, Multi-Strategy SubFund, Master Fund, Multi-Strategy GP and Multi-Strategy GP LLC is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The address of Crusader, Crusader Fund GP, Crusader Fund GP LLC, Credit Strategies, General Partner and GP Holdings is c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The business address of each director and executive officer of Strand and Multi-Strategy SubFund is provided on Appendix I hereto.
     (c) This statement is filed on behalf of the Reporting Persons. Pursuant to management agreements, Highland Capital exercises all voting and dispositive power with respect to securities held by Crusader and Credit Strategies. Strand is the general partner of Highland Capital. Mr. Dondero is the President and a director of Strand. Crusader Fund GP is the general partner of Crusader. Crusader Fund GP LLC is the general partner of Crusader Fund GP. General Partner is the general partner of Credit Strategies. GP Holdings is the general partner of General Partner. Master Fund is the managing member of Multi-Strategy SubFund. Multi-Strategy GP is the general partner of Master Fund. Multi-Strategy GP LLC is the general partner of Multi-Strategy GP. Highland Capital is the sole member of Multi-Strategy GP LLC.
     The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser to various entities, including Crusader, Multi-Strategy SubFund and Credit Strategies. The principal business of Strand is serving as the general partner of Highland Capital. The principal business of Mr. Dondero is serving as the President and a director of Strand. The principal business of Crusader Fund GP is serving as the general partner of Crusader. The principal business of Crusader Fund GP LLC is serving as the general partner of Crusader Fund GP. The principal business of Master Fund is serving as the managing member of Multi-Strategy SubFund. The principal business of Multi-Strategy GP is serving as the general partner of Master Fund. The principal business of Multi-Strategy GP LLC is

CUSIP No. 543881106	13D	Page 10 of 17 Pages
serving as the general partner of Multi-Strategy GP. The principal business of General Partner is serving as the general partner of Credit Strategies. The principal business of GP Holdings is serving as the general partner of General Partner. The principal business of Crusader, Multi-Strategy SubFund and Credit Strategies is purchasing, holding and selling securities for investment purposes. The present principal occupation or employment of each director and executive officer of Strand and Multi-Strategy SubFund and the name, principal business and address of any corporation or other organization in which such employment is conducted is provided on Appendix I hereto.
     (d) and (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Crusader, Crusader Fund GP, Crusader Fund GP LLC, Credit Strategies, General Partner, GP Holdings, the persons controlling the Reporting Persons, or the directors or executive officers of Strand and Multi-Strategy SubFund has been convicted in a criminal proceeding or was a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) Highland Capital, Strand, Crusader Fund GP, Crusader Fund GP LLC, Multi-Strategy SubFund, Multi-Strategy GP, Multi-Strategy GP LLC, General Partner and GP Holdings are organized under the laws of the State of Delaware. Crusader, Master Fund and Credit Strategies are organized under the laws of Bermuda. Mr. Dondero is a citizen of the United States. The citizenship of each director and executive officer of Strand and Multi-Strategy SubFund is provided on Appendix I hereto.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety as follows:
     As discussed in Item 5, Highland Capital has all voting and dispositive powers with respect to securities held by Crusader. In July 2005, Crusader acquired, in the ordinary course of business in secondary market transactions, an aggregate of $21,000,000 of the 10% Senior Notes due 2006 (the “Orion Notes”) of Loral Orion, Inc. (“Orion”), the predecessor entity to Loral Skynet Corporation (“Skynet”), a wholly owned indirect subsidiary of the Issuer, for an aggregate purchase price of $17,442,500. At the time of the purchases, Orion was a wholly owned subsidiary of Loral Space & Communications Ltd. (“Ltd.”). On July 15, 2003, Ltd. and its debtor subsidiaries, including Orion, filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. On August 1, 2005, the bankruptcy court entered an order approving Ltd.’s plan of reorganization under Chapter 11 of the Bankruptcy Code (as amended, the “Plan”). Under the Plan, the Issuer was formed as the indirect parent company of Orion and Orion became Skynet. The holders of the Orion Notes received, in exchange for such notes, shares of Common Stock, shares of Skynet’s Series A 12% Non-Convertible Preferred Stock, and the right to subscribe for and purchase their pro rata share of Skynet’s 14% Senior Secured Cash/PIK Notes due 2015 in a rights offering. In particular, in December 2005 Crusader received 467,372 shares of Common Stock for its Orion Notes in an initial distribution and from April 2006 to October 2006 Crusader has received a total of 25,516 shares of Common Stock for its Orion Notes in subsequent distributions.
     Commencing in May 2006, Crusader has been acquiring, in the ordinary course of business in secondary market transactions, shares of Common Stock. Crusader has purchased approximately 512,548 shares of Common Stock for a total of approximately $14,342,686. A portion of the funds used to purchase Common Stock has been obtained pursuant to a margin account agreement dated June 2, 2005 (the “Crusader Margin Agreement”) between Crusader and Banc of America Securities LLC (“BAS”). The remainder of the funds used to purchase Common Stock was obtained from Crusader’s working capital.
     On August 30, 2006, Multi-Strategy SubFund purchased 100,000 shares of Common Stock in secondary market transactions for $2,650,000 using Multi-Strategy SubFund’s working capital.
     As discussed in Item 5, Highland Capital has all voting and dispositive powers with respect to securities held by Credit Strategies. Commencing on October 25, 2006, Credit Strategies has been acquiring, in the ordinary course of business in secondary market transactions, shares of Common Stock. Credit Strategies has purchased approximately 52,505 shares of Common Stock for a total of approximately $1,511,517. A portion of the funds used to purchase Common Stock has been obtained pursuant to a margin account agreement dated September 15, 2005 (the “Credit Strategies Margin Agreement”) between Credit Strategies and BAS. The remainder of the funds used to purchase Common Stock was obtained from Credit Strategies’ working capital.
     The summaries of the Crusader Margin Agreement and Credit Strategies Margin Agreement contained in this Item 3 are qualified in their entirety by reference to the Crusader Margin Agreement and Credit Strategies Margin Agreement, copies of which are filed herewith as Exhibits 99.6 and 99.7, respectively.

CUSIP No. 543881106	13D	Page 11 of 17 Pages
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     Each of the Reporting Persons and Crusader, Crusader Fund GP, Crusader Fund GP LLC, Credit Strategies, General Partner and GP Holdings declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
     (a) As of November 17, 2006, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,157,941 shares of Common Stock, representing approximately 5.8% of the Common Stock outstanding as of November 17, 2006 (based upon 20,000,000 shares of Common Stock outstanding on October 31, 2006 as disclosed in Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2006).
     Each of Crusader Fund GP, Crusader Fund GP LLC, Credit Strategies, General Partner and GP Holdings and each director and executive officer of Strand and Multi-Strategy SubFund (other than Mr. Dondero) beneficially owns zero shares of Common Stock. Notwithstanding the Schedule 13D filed with the Commission on October 24, 2006 and amended on October 25, 2006 (which Schedule 13D this amendment corrects), Crusader beneficially owns zero shares of Common Stock.
     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Highland Crusader Offshore Partners, L.P. (1)	0	0	0	0
Highland Crusader Fund GP, L.P. (1)	0	0	0	0
Highland Crusader Fund GP, LLC (1)	0	0	0	0
Highland Multi-Strategy Onshore Master SubFund, L.L.C.	0	100,000	0	100,000
Highland Multi-Strategy Master Fund, L.P. (2)	0	100,000	0	100,000
Highland Multi-Strategy Fund GP, L.P. (2)	0	100,000	0	100,000
Highland Multi-Strategy Fund GP, L.L.C. (2)	0	100,000	0	100,000
Highland Credit Strategies Master Fund, L.P. (3)	0	0	0	0
Highland General Partner LP (3)	0	0	0	0
Highland GP Holdings LLC (3)	0	0	0	0
Highland Capital Management, L.P. (2)(4)	0	1,157,941	0	1,157,941
Strand Advisors, Inc. (2)(4)	0	1,157,941	0	1,157,941
James Dondero (2)(4)	0	1,157,941	0	1,157,941

(1)	Crusader holds 1,005,436 shares of Common Stock. Crusader Fund GP is the general partner of Crusader and Crusader Fund GP LLC is the general partner of Crusader Fund GP. However, pursuant to a management agreement between Highland Capital and Crusader, Highland Capital has all voting and dispositive powers with respect to securities held by Crusader.

(2)	Master Fund is the managing member of Multi-Strategy SubFund, Multi-Strategy GP is the general partner of Master Fund, Multi-Strategy GP LLC is the general partner of Multi-Strategy GP, Highland Capital is the sole member of Multi-Strategy GP LLC, Strand is the general partner of Highland Capital and Mr. Dondero is the President and a Director of Strand.

CUSIP No. 543881106	13D	Page 12 of 17 Pages

(3)	Credit Strategies holds 52,505 shares of Common Stock. General Partner is the general partner of Credit Strategies and GP Holdings is the general partner of General Partner. However, pursuant to a management agreement between Highland Capital and Credit Strategies, Highland Capital has all voting and dispositive powers with respect to securities held by Credit Strategies.

(4)	As a result of the relationships described herein, Highland Capital, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock beneficially owned by Crusader, Multi-Strategy SubFund and Credit Strategies. Highland Capital, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.
     (c) On October 5, 2006, Crusader received 23,416 shares of Common Stock in a distribution related to the discharge of the Orion Notes held by Crusader in accordance with the Plan.
     The following purchases of Common Stock were effected by Credit Strategies during the past sixty days in open market transactions:

Date	Amount of Securities	Price Per Share
October 25, 2006	25,000	$28.80
October 26, 2006	3,673	$29.00
November 1, 2006	1,000	$28.76
November 1, 2006	20,832	$28.75
November 2, 2006	2,000	$28.66
     Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons or, to the knowledge of the Reporting Persons, any of Crusader, Crusader Fund GP, Crusader Fund GP LLC, Credit Strategies, General Partner and GP Holdings, or the persons controlling the Reporting Persons.
     (d) Except as otherwise described in this Schedule, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock covered by this statement.
     (e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated in its entirety as follows:
     In order to secure its obligations to Barclays Bank PLC (“Barclays”) under a confirmation agreement evidencing a forward contract transaction to which it is a party, Multi-Strategy SubFund entered into an Investment Property Security Agreement effective as of August 10, 2006 (the “Security Agreement”) pursuant to which Multi-Strategy SubFund pledged its Common Stock to Barclays as collateral. In the event of a default under the confirmation agreement, Barclays would have (i) the right to dispose of the pledged Common Stock, (ii) the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock and (iii) the right to vote or consent with respect to such Common Stock.

CUSIP No. 543881106	13D	Page 13 of 17 Pages
     To effectuate its pledge, Multi-Strategy SubFund entered into an Account Control Agreement dated as of August 10, 2006 (the “Control Agreement”) relating to Multi-Strategy SubFund’s securities account with Barclays Capital Inc. (the “Securities Intermediary”) in which the pledged Common Stock is held. Pursuant to the Control Agreement, Securities Intermediary will comply with Barclay’s entitlement orders with respect to the securities account. Securities Intermediary will also comply with Multi-Strategy SubFund’s entitlement orders with respect to the securities account until notified by Barclays in writing that Barclays is exercising exclusive control over the account, and provided that the market value of assets in the securities account is at least $53,158,854 (or such other agreed upon amount) both before and after compliance with such orders. The summaries of the Security Agreement and the Control Agreement contained in this Item 6 are qualified in their entirety by reference to the Security Agreement and the Control Agreement, copies of which are filed herewith as Exhibits 99.3 and 99.4, respectively, and incorporated herein by reference.
     The obligations of Crusader to BAS under the Crusader Margin Agreement are secured by a pledge of the Common Stock owned by Crusader, which is held in a margin account. In the event of a default under the Crusader Margin Agreement, BAS would have (i) the right to dispose of the pledged Common Stock, (ii) the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock and (iii) the right to vote or consent with respect to such Common Stock.
     The obligations of Credit Strategies to BAS under the Credit Strategies Margin Agreement are secured by a pledge of the Common Stock owned by Credit Strategies, which is held in a margin account. In the event of a default under the Credit Strategies Margin Agreement, BAS would have (i) the right to dispose of the pledged Common Stock, (ii) the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock and (iii) the right to vote or consent with respect to such Common Stock.
     The summaries of the Crusader Margin Agreement and Credit Strategies Margin Agreement contained in this Item 6 are qualified in their entirety by reference to the Crusader Margin Agreement and Credit Strategies Margin Agreement, copies of which are filed herewith as Exhibits 99.6 and 99.7, respectively.
     Except as otherwise described in this Schedule, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any of the persons listed in Appendix I and between such persons and any person with respect to any shares of Common Stock of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented as follows:
     Exhibit 99.5 Joint Filing Agreement, dated as of November 17, 2006, entered into by and among Highland Capital, Strand, James Dondero, Multi-Strategy SubFund, Master Fund, Multi-Strategy GP and Multi-Strategy GP LLC.
     Exhibit 99.6 BAS Agreement, dated June 2, 2005, between Crusader and BAS (relating to a margin account).

CUSIP No. 543881106	13D	Page 14 of 17 Pages
     Exhibit 99.7 BAS Agreement, dated September 15, 2005, between Credit Strategies and BAS (relating to a margin account).

CUSIP No. 543881106	13D	Page 15 of 17 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 17, 2006

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P.,
its general partner
By:	Highland Crusader Fund GP, LLC,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY ONSHORE MASTER SUBFUND, L.L.C.

By:	Highland Multi-Strategy Master Fund L.P.,
its managing member
By:	Highland Multi-Strategy Fund GP, L.P.,
its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY MASTER FUND, L.P.

By:	Highland Multi-Strategy Fund GP, L.P.,
its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY FUND GP, L.P.

By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY FUND GP, L.L.C.

By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

CUSIP No. 543881106	13D	Page 16 of 17 Pages

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	/s/ James Dondero
James Dondero, President

STRAND ADVISORS, INC.

By:	/s/ James Dondero
James Dondero, President

/s/ James Dondero
James Dondero

CUSIP No. 543881106	13D	Page 17 of 17 Pages
APPENDIX I
     The name of each director and executive officer of Strand and Multi-Strategy SubFund is provided below. Unless otherwise indicated, the business address of each person named below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person named below is a citizen of the United States of America. The present principal occupation or employment of each person named below, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is provided below.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.
James D. Dondero, Director	President
Mark K. Okada	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
Michael Minces	Assistant Secretary
James Plohg	Assistant Secretary
Brian Lohrding	Treasurer

Highland Multi-Strategy Onshore Master SubFund, L.L.C.
James D. Dondero	President
Mark K. Okada	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
Michael Minces	Assistant Secretary
James Plohg	Assistant Secretary
Brian Lohrding	Treasurer